Exhibit 99.7

 Form 51-102F3
Material Change Report

1. Name and Address of Company

Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, T6H 5R7

2. Date of Material Change

June 10, 2011

3. News Release

June 10, 2011 via Marketwire.

4. Summary of Material Change

Titan Trading Analytics Inc. (“Titan”) closed a non-brokered private placement of units (“Units”) which raised CDN$1,948,400.00

5. Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation”) is pleased to announce the closing of a non‐brokered private placement of units (“Units”) which raised CDN $1,948,400. The Corporation will issue 19,484,000 Units at CDN $0.10 per Unit. Each Unit consists of one common share (“Common Share”) and one full common share purchase warrant (a “Warrant”).  Each whole Warrant is exercisable into one Common Share at a price of CDN$0.33 per Common Share during the twenty‐four month period following the date of closing and will expire June 10, 2013.  The company paid a total of $38,640 in finder’s fees to arm’s length parties.  Cornwall Investments LLC., a participant in the private placement, is taking a 13% ownership stake in the company, subject to TSX approval, and therefore becoming an insider.

The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.

6. Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

John Coulter, President & CEO
Telephone: 780-438-1239

9. Date of Report

June 10, 2011